Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Kamfar, Ramin	2. Issuer Name and Ticker or Trading Symbol VSOURCE, INC. (VSRC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___ 10% Owner ___ Officer (give ___ Other (specify title below) below)
(Last) (First) (Middle) 666 Greenwich Street #710	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 07/2001
(Street) New York, NY 10014		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	07/17/2001	C		43,957 (a)	A		46,457 (b)	I	As general partner of partnership
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Explanation of Responses:

(a) Issued pursuant to a cashless exercise of warrants.

(b) Total holdings. Form 3 filed April 2000 and Form 4 filed May 2000 included 30,000 shares incorrectly reported.

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3) (a)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Warrant	2.00	07/07/2000	J(b)		one warrant		07/07/2000	07/07/2005	one warrant	60,000 (b)			I	As general partner of partnership
Warrant	2.00	06/26/2001	J(b)			one warrant	07/07/2000	07/07/2005	one warrant	60,000 (b)			I	As general partner of partnership
Explanation of Responses:

(a) Total holdings. Form 3 filed April 2000 and Form 4 filed May 2000 included one 30,000 share stock option and one 60,000 share stock option incorrectly reported.

(b) Warrant awarded in July 2000 for professional services in February 2000 prior to appointment as director in April 2000.
Warrant contained cashless exercise provision. Notice of exercise delivered 12/8/00 at 43,957 net shares. Shares issed 7/17/01.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Ramin Kamfar **Signature of Reporting Person	08/10/2001 Date
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